SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  May ,    2004 .
                                          -------   -----

                              HILTON RESOURCES LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                               Hilton Resources Ltd.

Date: May 11, 2004                             By /s/ Nick DeMare
      --------------------------               -----------------------------
                                               Nick DeMare, President & CEO

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                       TSX Venture: HPM       OTCBB: HPMOF

--------------------------------------------------------------------------------

NEWS RELEASE                                                        MAY 11, 2004


              RESULTS CONTINUE TO IMPRESS WITH SECOND SAMPLE BATCH
               FROM NEW VEIN SYSTEM ON EL NAYAR PROPERTY IN MEXICO


VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMOF) Mr. Nick DeMare, President, is pleased to announce the assay results for the SECOND BATCH of 28 channel samples taken during the current work program on the El Nayar silver-gold project. The samples were taken from the newly discovered El Norte vein system of breccias, stockworks and quartz veins over a horizontal strike length of 150 meters; the vein has been mapped over a total horizontal distance of 390 meters and over a vertical height of 200 plus meters.


SAMPLE NO. *                   AU           AG       WIDTH      COMPOSITE       TRUE VEIN -      AU          AG
                               G/T          G/T      METERS       WIDTH        BRECCIA WIDTH     G/T         G/T

LC-3-770 - Bx                 0.61        250.1       0.79
LC-3-771 - Bx                 0.16         19.7       1.10
LC-3-772 - Bx                 0.15         62.6       1.30        3.19             3.19          0.27        94.2
LC-3-773 - Bx                 0.02          2.1       2.00        2.00             2.00          0.02         2.1
LC-3-774 - Bx                 0.03          9.9       1.75
LC-3-775 - Bx                 0.01          1.8       1.40
LC-3-776 - Bx                 0.02          1.2       1.40        4.55             4.55          0.02         4.7
LC-4-777 - Vn                 0.10         94.0       0.70        0.70             0.70          0.10        94.0
LC-4-778 - Bx - Bajo          0.03         10.7       1.40        1.40             1.40          0.03        10.7
LC-4-779 - Vn                 1.19        276.5       2.10
LC-4-780 - Vn                 0.29         73.3       2.30        4.40             3.70          0.72       170.3
LC-4-783 - Vn                 0.42        266.4       1.30        1.30             1.30          0.42       266.4
LC-5-784 - Vn                 0.15         60.3       2.30        2.30             2.30          0.15        60.3
LC-5-785 - Vn                 0.33        113.9       1.40        1.40             1.40          0.33       113.9
LC-5-786 - Vn                 4.72        881.1       1.70
LC-5-787 - Vn                 0.30        225.1       1.26        2.96             2.96          2.84       601.9
LC-5-788 - Vn                 3.75        479.7       0.80        0.80             0.80          3.75       479.7
LC-6-789 - Vn                 0.16         26.2       1.30        1.30             1.30          0.16        26.2
LC-6-790 - Vn                 0.33         24.4       2.20
LC-6-791 - Vn                 3.32        492.2       1.30        3.50             3.50          1.44       198.2
LC-6-792 - Vn                 0.63         98.6       0.70        0.70             0.70          0.63        98.6
LC-6-793 - Vn                 0.04          6.8       0.70        0.70             0.70          0.04         6.8
LC-6-794 - Vn                 0.09        145.3       1.30
LC-6-795 - Bx                 0.07         34.1       0.70        2.00             2.00          0.08       106.4
LC-6-796 - Vn                 0.13         81.5       1.00        1.00             1.00          0.13        81.5
LC-6-797 - Vn                 0.36        220.3       1.70        1.70             1.70          0.36       220.3
LC-6-798 - Vn                 1.82        505.3       1.40        1.40             1.40          1.82       505.3
LC-6-799 - Vn                 0.10        150.8       1.60        1.60             1.60          0.10       150.8


*  BX = BRECCIA,  VN = VEIN

Hilton Resources Ltd.
News Release, May 11, 2004
Page 2



Initial surface mapping and sampling is being conducted and it is anticipated that the results of the second batch of samples should be available from the laboratory shortly. The analytical results and calculations were reviewed by John Nebocat, P.Eng., a "Qualified Person", who has visited the property previously and written a technical Qualifying Report on it for Hilton Resources. Mr. Nebocat has not yet seen the newly discovered El Norte vein or the sample locations.

The next phase of the current work program, which is underway, is road construction that will both expose the full width of the vein system for sampling, and provide access for drilling. The El Nayar claim group contains 6,835 hectares overlying a sequence of volcanic units that host epithermal silver and gold mineralization. All the areas of known mineralization, and the newly discovered El Norte vein system, are located well within the limits of mining exploration concessions in which the Company has the option to acquire a 100% interest.

Channel samples were crushed at the GM LACME Preparation Laboratory in Guadalajara to 70% minus 10 mesh and pulverized to greater than 90% passing 150 mesh. The pulps are sent by GM LACME directly to International Plasma Lab Ltd. in Vancouver, Canada for analysis. The samples are digested in an aqua regia and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Hilton Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "HPM", and on the OTCBB under symbol "HPMOF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Hilton's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.


ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:

/s/ NICK DEMARE                              Des O'Kell at 1-888-303-3361 or
----------------------
Nick DeMare, President                       email:   des@elandjennings.com

                                             website: www.hiltonresourcesltd.com


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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